SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b), (c), and (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1)*

Infonet Services Corporation

(Name of Issuer)

Class A Common Stock, Par Value $.01

(Title of Class of Securities)

45666T 10 6

(CUSIP Number)

December 15, 1999

(Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  74834T 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Telstra Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,852,618(1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 24,852,618(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,852,618(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% economic interest and 12.92% voting interest, both calculated on the basis of Class A and Class B shares combined.
12	TYPE OF REPORTING PERSON* CO

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Includes Class A Common Stock which may, at the option of the Reporting Person, be converted into Class B Common Stock on a 1-for-1 basis.

Item 1(a)	Name of Issuer: Infonet Services Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: 2160 East Grand Avenue, El Segundo, California 90245

Item 2(a)	Name of Person Filing: This statement is filed by: Telstra Corporation Limited The foregoing person is hereinafter referred to as the “Reporting Person”.

Item 2(b)	Address of Principal Business Office or, if none, Residence: Level 41, 242 Exhibition Street Melbourne, Victoria 3000 Attention: Company Secretary

Item 2(c)	Citizenship: Australia

Item 2(d)	Title of Class of Securities: Class A Common stock, $0.01 par value

Item 2(e)	CUSIP Number: 45666T 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

Page 3 of 6 Pages

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE. THIS SCHEDULE IS FILED PURSUANT TO 13d-1(d).

Item 4.	Ownership.

(a)	Amount beneficially owned: 24,852,618
(b)	Percent of class: 5.3%. The percentages used herein and in the rest of Item 4 are calculated based upon total shares (Classes A and B combined) of 471,656,919 issued and outstanding as of February 12, 2002

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 24,852,618

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 24,852,618

(iv)	Shared power to dispose or to direct the disposition of: -0-

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Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

        The Reporting Person hereby makes the following certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002	TELSTRA CORPORATION LIMITED
	By:	/s/ David M. Pitt

		Name: Title:	DAVID M. PITT Group General Manager - Corporate Development

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